                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -------------

                                 AMENDMENT NO. 4

                                      TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                              BANCWEST CORPORATION
                              (Name of the Issuer)

                              BANCWEST CORPORATION
                                   BNP PARIBAS
                                 CHAUCHAT L.L.C.
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $1 PER SHARE
                         (Title of Class of Securities)

                                    059790105
                      (CUSIP Number of Class of Securities)
                                  -------------



      HOWARD H. KARR                                   PIERRE MARIANI
 C/O BANCWEST CORPORATION                             C/O BNP PARIBAS
     999 BISHOP STREET                           16, BOULEVARD DES ITALIENS
  HONOLULU, HAWAII 96813                            75009 PARIS, FRANCE
 TELEPHONE (808) 525-7000                    TELEPHONE (011) (33) (1) 4014-7286

    (Name, Address and Telephone Number of Persons Authorized to Receive
      Notice and Communications on Behalf of Persons Filing Statement)

                                 With Copies to:

    LEE MEYERSON, ESQ.                            DANIEL S. STERNBERG, ESQ.
   MARNI J. LERNER, ESQ.                            PAUL E. GLOTZER, ESQ.
SIMPSON THACHER & BARTLETT                        CLEARY, GOTTLIEB, STEEN &
   425 LEXINGTON AVENUE                                    HAMILTON
 NEW YORK, NEW YORK 10017                             ONE LIBERTY PLAZA
 TELEPHONE (212) 455-2000                          NEW YORK, NEW YORK 10006
                                                   TELEPHONE (212) 225-2000

This statement is filed in connection with (check the appropriate box):

a.       /X/      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
b.       /  /     The filing of a registration statement under the Securities
                  Act of 1933.
c.       /  /     A tender offer.
d.       /  /     None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

         Check the following box if the filing is a final amendment reporting the results of the transaction: / /


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
   TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
       $2,491,024,922                                    $498,205
--------------------------------------------------------------------------------

* The transaction valuation was based upon the sum of (i) the product of 68,696,529 shares of Common Stock, par value $1 per share, of BancWest Corporation, a Delaware corporation, at a price of $35 per share in cash and
   (ii) a cash-out of 5,145,318 shares of Common Stock covered by outstanding options at a cost of $86,646,407.

**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

/x/  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $498,205         Filing Party:  BancWest Corporation
Form or Registration No.:   Schedule l4A     Date Filed:  June 5, 2001

                                  INTRODUCTION

         This Amendment No. 4 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") is being filed by BancWest Corporation, a Delaware corporation ("BancWest"), the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, BNP Paribas, a societe anonyme or limited liability banking corporation organized under the laws of the Republic of France ("BNP Paribas"), and Chauchat L.L.C., a Delaware limited liability company ("Chauchat") and a wholly owned subsidiary of BNP Paribas, in connection with the merger of Chauchat with and into BancWest (the "Merger"), with BancWest as the surviving corporation. As a result of the proposed Merger, (i) BancWest will become a wholly owned subsidiary of BNP Paribas, (ii) each issued and outstanding share of BancWest common stock (other than shares owned by BancWest or any wholly owned subsidiary of BancWest and shares held by any holder who properly demands appraisal rights under Delaware law) will be converted into the right to receive $35 in cash and (iii) each share of BancWest Class A common stock will remain issued and outstanding as Class A common stock of the surviving corporation.

         The purpose of this amendment to the Schedule 13E-3 is to report that the stockholders of BancWest voted to approve the merger agreement at a special meeting of the BancWest stockholders held on Thursday, September 20, 2001. The merger agreement was approved by approximately 86% of all shares of common stock and Class A common stock outstanding and entitled to vote at the special meeting, voting together as a single class.

         The filing of this Schedule 13E-3 shall not be construed as an admission by BNP Paribas or Chauchat or by any of their affiliates that BancWest is "controlled" by or under common "control" with BNP Paribas or Chauchat.

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ITEM 16.          EXHIBITS
Regulation M-A
Item 1016

      *(a) Amendment No. 3 to the Proxy Statement filed with the Securities and Exchange Commission on August 15, 2001 is incorporated by reference herein.

       (b)        None.

      *(c) (1) Opinion of Goldman, Sachs & Co. attached as Annex B to the Proxy Statement.

      *(c) (2) Materials presented by Goldman, Sachs & Co. to the BancWest Special Committee on May 6, 2001.

      *(c) (3) Materials presented by Merrill Lynch & Co. to the Board of Directors of BNP Paribas on May 4, 2001.

      *(c) (4) Materials presented by Goldman Sachs & Co. to the BancWest Special Committee on April 18, 2001.

      *(c) (5) Draft Discussion Materials prepared by Merrill Lynch & Co. in January, 2001.

      *(d) (1) Agreement and Plan of Merger, dated as of May 8, 2001, as Amended and Restated as of July 19, 2001, by and among BancWest Corporation, BNP Paribas and Chauchat L.L.C. attached as Annex A to the Proxy Statement.

      *(d) (2) Waiver Letter to Standstill Agreement, dated May 7, 2001, between BancWest Corporation and BNP Paribas.

      *(d) (3) Waiver Letter to Standstill Agreement, dated May 4, 2001, between BancWest Corporation and BNP Paribas.

      *(d) (4) Standstill and Governance Agreement, dated as of November 1, 1998, between First Hawaiian, Inc. (predecessor to BancWest Corporation) and Banque Nationale de Paris (predecessor to BNP

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
                  Paribas) (incorporated by reference to the information filed on Form 8-K, File No. 001-14585, filed by BancWest Corporation).


      *(d) (5) Registration Rights Agreement, dated as of November 1, 1998, between First Hawaiian, Inc. (predecessor to BancWest Corporation) and Banque Nationale de Paris (predecessor to BNP Paribas) (incorporated by reference to the information filed on Form 8-K, File No. 001-14585, filed by BancWest Corporation).



       (d) (6) Press Release of BancWest Corporation, dated September 20, 2001, relating to the approval by the stockholders of BancWest Corporation of the adoption of the Agreement and Plan of Merger, dated as of May 8, 2001, as Amended and Restated as of July 19, 2001, by and among BancWest Corporation, BNP Paribas and Chauchat L.L.C.



      *(f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex C to the Proxy Statement.




       (g)        None.



---------------
* Previously filed
















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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2001

                               BANCWEST CORPORATION


                               By: /s/ Howard H. Karr
                                   --------------------------------------
                                   Name:    Howard H. Karr
                                   Title:   Executive Vice President and
                                            Chief Financial Officer


                               BNP PARIBAS


                               By: /s/ Pierre Mariani
                                   --------------------------------------
                                   Name:    Pierre Mariani
                                   Title:   Head of International Retail
                                            Banking


                               CHAUCHAT L.L.C.


                               By its Sole Member, Chauchat Holdings Corporation


                               By: /s/ Jacques Ardant
                                   --------------------------------------
                                   Name:    Jacques Ardant
                                   Title:   President


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





                                  EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION



      *(a) Amendment No. 3 to the Proxy Statement filed with the Securities and Exchange Commission on August 15, 2001 is incorporated by reference herein.



       (b)        None.



      *(c) (1) Opinion of Goldman, Sachs & Co. attached as Annex B to the Proxy Statement.



      *(c) (2) Materials presented by Goldman, Sachs & Co. to the BancWest Special Committee on May 6, 2001.



      *(c) (3) Materials presented by Merrill Lynch & Co. to the Board of Directors of BNP Paribas on May 4, 2001.



      *(c) (4) Materials presented by Goldman, Sachs & Co. to the BancWest Special Committee on April 18, 2001.



      *(c) (5) Draft Discussion Materials prepared by Merrill Lynch & Co. in January, 2001.



      *(d) (1) Agreement and Plan of Merger, dated as of May 8, 2001, as Amended and Restated as of July 19, 2001, by and among BancWest Corporation, BNP Paribas and Chauchat L.L.C. attached as Annex A to the Proxy Statement.



      *(d) (2) Waiver Letter to Standstill Agreement, dated May 7, 2001, between BancWest Corporation and BNP Paribas.



      *(d) (3) Waiver Letter to Standstill Agreement, dated May 4, 2001, between BancWest Corporation and BNP Paribas.



      *(d) (4) Standstill and Governance Agreement, dated as of November 1, 1998, between First Hawaiian, Inc. (predecessor to BancWest Corporation) and Banque Nationale de Paris (predecessor to BNP Paribas) (incorporated by reference to the information filed on Form 8-K, File No. 001-14585, filed by BancWest Corporation).



      *(d) (5) Registration Rights Agreement, dated as of November 1, 1998, between First Hawaiian, Inc. (predecessor to BancWest Corporation) and Banque Nationale de Paris (predecessor to BNP Paribas) (incorporated by reference to the information filed on Form 8-K, File No. 001-14585, filed by BancWest Corporation).



       (d) (6) Press Release of BancWest Corporation, dated September 20, 2001, relating to the approval by the stockholders of BancWest Corporation of the adoption of the Agreement and Plan of Merger, dated as of May 8, 2001, as Amended and Restated as of July 19, 2001, by and among BancWest Corporation, BNP Paribas and Chauchat L.L.C.



      *(f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex C to the Proxy Statement.



       (g)        None.



---------------
* Previously filed


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